Mail Stop 4561

February 26, 2009

Kathleen M. Crusco
Senior Vice President and Chief Financial Officer
Activant Solutions Inc.
7683 Southfront Road
Livermore, CA 94551

> **Re:** **Activant Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 19, 2008**
> **File No. 333-49389**

Dear Ms. Crusco:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 44

1. We note your cost of revenues line item includes a parenthetical note that it excludes depreciation and amortization. However, your separate depreciation and amortization line item also includes depreciation and other intangible asset amortization not related to cost of revenues. Tell us how you considered including amortization of technology based intangible assets and capitalized software costs in cost of revenue or alternatively, including a parenthetical note

that quantifies the amount of amortization related to these intangibles that were not included in cost of revenues. Refer to FASB Staff Implementation Guide, SFAS 86, Question 17.

2.   We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Income. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement. Tell us how you intend to comply with the guidance in SAB 107.

Note 1. Summary of Significant Accounting Policies

Inventories, page 48

3.   We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 103 that inventory is recorded net of inventory reserves. Please tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. In your response, tell us if the Company has obsolete inventory still on hand and whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Revenue Recognition, page 49

4.   We note in your disclosure that you have established vendor specific objective evidence (VSOE) of fair value for maintenance and support services. Please tell us the terms of your maintenance and support agreements and explain the methodology used to determine VSOE of fair value of maintenance and support services in your multiple element arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value for your maintenance and support services taking into account the different plan options you offer your customers as noted on page 5. For instance, does the price charged for the maintenance and support services vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance and support services. In this regard, for agreements where stated future renewal rates are not included, tell us the percentage range allowed for your pricing of maintenance and support services that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. Additionally, for agreements

with stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

Item 9A – Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures, page 75

5. We note management's conclusion that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms is significantly more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule also requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your evaluation of disclosure controls and procedures section of your periodic reports.

Exhibits 31.1 and 31.2

Certifications

6. We note here and in your subsequent Form 10-Q for the quarterly period ended December 31, 2008 that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief